Exhibit 99.1

120 Collins Street
Melbourne 3000 Australia T +61 (0) 3 9283 3333 F +61 (0) 3 9283 3707
Media release

Power supply deal agreed for Oyu Tolgoi

5 November 2012

Oyu Tolgoi has signed a binding agreement with a Chinese power company for the supply of electricity to the nearly-completed copper and gold mine in Mongolia.

Within the next few weeks, Oyu Tolgoi will start a seven-week commissioning of the ore-processing equipment. First concentrate production will follow within one month and the commencement of commercial production is expected three to five months thereafter.

Rio Tinto Copper chief executive Andrew Harding said “This agreement means we are on track to bring the first phase of the world-class Oyu Tolgoi mine into production in the first half of 2013. When fully developed it will be a top-five copper producer with significant gold production.

“Rio Tinto and its partners have invested almost US$6 billion in this vast project, completing it in only 28 months. We have trained and employed thousands of Mongolians and Oyu Tolgoi will be a vital contributor to Mongolia’s economic development.”

Oyu Tolgoi has built a power line from the mine to the town of Khanbogd, which will provide the community with access to around-the-clock electricity for the first time.

About Rio Tinto

Rio Tinto is a leading international mining group headquartered in the UK, combining Rio Tinto plc, a London and New York Stock Exchange listed company, and Rio Tinto Limited, which is listed on the Australian Securities Exchange.

Rio Tinto's business is finding, mining, and processing mineral resources. Major products are aluminium, copper, diamonds, thermal and metallurgical coal, uranium, gold, industrial minerals (borax, titanium dioxide and salt) and iron ore. Activities span the world and are strongly represented in Australia and North America with significant businesses in Asia, Europe, Africa and South America.

Cont.../

Continues	Page 2 of 2

For further information, please contact:
Media Relations, EMEA / Americas	Investor Relations, London
Illtud Harri	Mark Shannon
Office: +44 (0) 20 7781 1152	Office: +44 (0) 20 7781 1178
Mobile: +44 (0) 7920 503 600	Mobile: +44 (0) 7917 576 597
Christina Mills	David Ovington
Office: +44 (0) 20 7781 1154	Office: +44 (0) 20 7781 2051
Mobile: +44 (0) 7825 275 605	Mobile: +44 (0) 7920 010 978

Media Relations, Australia / Asia	Investor Relations, Australia
David Luff	Christopher Maitland
Office: +61 (0) 3 9283 3620	Office: +61 (0) 3 9283 3063
Mobile: +61 (0) 419 850 205	Mobile: +61 (0) 459 800 131
Karen Halbert
Office: +61 (0) 3 9283 3627
Mobile: +61 (0) 412 119 389
Bruce Tobin
Office: +61 (0) 3 9283 3612
Mobile: +61 (0) 419 103 454
Media Relations, Canada	Investor Relations, North America
Bryan Tucker	Jason Combes
Office: +1 (0) 514 848 8151	Office: +1 (0) 801 204 2919
Mobile: +1 (0) 514 825 8319	Mobile: +1 (0) 801 558 2645

Website:	www.riotinto.com
Email:	media.enquiries@riotinto.com enquiries.mediaaustralia@riotinto.com
Twitter:	Follow @riotinto on Twitter
High resolution photographs and media pack available at: www.riotinto.com/media